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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Christopher Columbus Dr., Suite 16-11
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Prakash Gupta **201-777-7121**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Prakash Gupta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Securities LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

MARIA C BYRNE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 12, 2025

3/1/21

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX SECURITIES, LLC

FINANCIAL STATEMENTS
& Supplementary Information

DECEMBER 31, 2020

ESSEX SECURITIES, LLC

TABLE OF CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

Report of Independent Registered Public Accounting Firm

To the Members of
Essex Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Essex Securities, LLC as of December 31, 2020, the related statements of operations, changes in Members' equity and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Essex Securities, LLC, as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Essex Securities, LLC's management. Our responsibility is to express an opinion on Essex Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Essex Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 10), has been subjected to audit procedures performed in conjunction with the audit of Essex Securities, LLC's financial statements. The supplemental information is the responsibility of Essex Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri & Strauss

We have served as Essex Securities, LLC's auditor since December 31, 2014.

Cree Alessandri & Strauss CPAs LLC
March 17, 2021

1

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Essex Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Current assets		
Cash and cash equivalents	$	579,559
Clearing deposit		50,000
Accounts receivable		129,968
Receivable from clearing brokers		13,511
Security deposit		450
Prepaid expenses		33,929
Total assets	$	807,417

Liabilities and Members' Equity

Current liabilities		
Accounts payable and accrued expenses	$	105,487
Total current liabilities		105,487
Members' equity		
Members' equity		701,930
Total members' equity		701,930
Total liabilities and member's equity	$	807,417

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Operations
Year Ended December 31, 2020

Revenues:	
Commission income - clearing	$ 166,547
Commission income - other securities & insurance products	964,607
Other commission income	98,027
Reimbusred expense income	2,100
Interest income	2,165
Total revenue	1,233,446
Operating expenses:	
Commission expense and related costs	878,213
Professional fees	101,853
Clearing charges	51,864
Regulatory expense	31,097
Management fees	28,079
Advertising and promotion	24,082
Communications	20,245
Insurance	18,993
Compensation and benefits	16,261
Other operating expenses	12,849
Occupancy	3,562
Travel and entertainment	472
Bank charges	417
Total operating expenses	1,187,987
Net income from operations	$ 45,459

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Essex Securities, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2020

Balance, January 1, 2020, as reported	$ 54,202
Member capital contribution	602,269
Net income from operatoins	45,459
Balance, December 31, 2020	$ 701,930

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

4

Essex Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:		
Net income from operations	$	45,459
Adjustments to reconcile net income to net		
cash provided/(used) by operating activities:		
(Increase) decrease in:		
Accounts receivable		(129,968)
Clearing deposit		(25,000)
Receivable from clearing brokers		(13,511)
Prepaid expenses		(15,966)
Security deposit		(450)
(Decrease) increase in		
Accrued expenses		85,481
Accounts payable and accrued expenses		12,184
Net cash used by operating activities		(41,771)
Cash flows from financing activities:		
Capital contribution		602,269
Net cash provided by financing activities		602,269
Net increase in cash and cash equivalents		560,498
Cash and cash equivalents, beginning of the year		19,061
Cash and cash equivalents, end of the year	$	579,559
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

5

NOTE 1 - DESCRIPTION OF BUSINESS

Essex Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of Massachusetts on April 23, 1999 and is headquartered in Jersey City, New Jersey. The company has one member of this LLC, ES Group, Inc., which owns 100% interest in the Company. The Company acts as a broker dealer in securities transactions for its customers. The Company established a new fully-disclosed clearing broker relationship with RBC Capital Markets LLC ("RBC") on January 22, 2020 and terminated its clearing broker relationship with INTL FC Stone Financial Inc. on February 2, 2020. The company also has representatives who sell mutual funds, annuities, and alternative investments.

On October 19, 2018 the Company entered a Purchase Agreement with Pinnacle Holding Company, LLC (PHC) to sell all of the membership interest of the Company to PHC. The transaction received FINRA approval under Rule 1017 application on March 1, 2019. On November 5, 2019, the Company entered a Purchase Agreement with ES Group, Inc. to sell all of the membership interest of the Company to ES Group, Inc.. The transaction received FINRA approval under Rule 1017 application on July 20, 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Managements Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Such estimates include useful lives and valuation of property and equipment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2020. The partnership tax returns for calendar year 2016 and prior are no longer subject to review by the taxing authorities.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 3 years for computers.

NOTE 3 - Fair Value Measurements

The "Fair Measurements and D isclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.
- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

    The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2020.

NOTE 4 - DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $50,000 exists at RBC Capital Markets LLC, as shown on the Statement of Financial Condition as of December 31, 2020.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $580,582, which was $573,550 in excess of its required net capital of $7,032. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .18 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 6- RELATED PARTY TRANSACTIONS

While under the ownership of PHC, the Chief Operating Officer, Financial Operations Manager and other employees were on the payroll of Pinnacle Employee Service, LLC (PES). PES paid their salaries, payroll taxes and health insurance and the expenses are recorded as management fees on the Company's books. For the year ended December 31, 2020 the company paid $28,079 in management fees.

NOTE 7 - FACILITY LEASE

The Company leased its premises under a six month lease that ends on March 31, 2021. Rent expense was $3,562 for the year ended December 31, 2020. The future minimum rent due for the year ending December 31, 2021 is $1,350.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

Note 9 - Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

Note 10 – Subsequent Events

Management has evaluated events and transactions after the date of the Statement of Financial Condition through March 17, 2021, which is the date the financial statements were available to be issued.

Note 11 – Risks and Uncertainties

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruptions and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Essex Securities, Inc.
Schedule I
Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934

December 31, 2020

Net Capital:

Total members' equity qualified for net capital	$	701,930
Deduction for non-allowable assets		(121,348)
Net capital before haircuts		580,582
Less: Haircuts		-
Net capital		580,582
Minimum capital requirement		7,032
Excess net capital	$	573,550

Aggregate indebtness:

Liabilities	$	105,487
Ratio of aggregate indebtness to net capital		0.18 TO 1

Reconciliation with Company's computation (included
in part II of form X-17A-5 as of December 31, 2020)

> There are no material differences between the computations above
> and the computations included in the Company's corresponding
> unaudited Form X-17A-5 PartIIA filing.

Essex Securities, Inc.
Supplemental Schedule for:
Computation for Determination of Reserve Requirement &
Information Relating to the Possession or Control Requirements

December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through RBC Capital Markets LLC on a fully disclosed basis.

Therefore, the following reports are not presented:

        A. Computation for Determination of Reserve Requirement under Rule 15c3-3
        B. Information Relating to the Possession or Control Requirements under Rule 15c3-3

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)

To: Members of
Essex Securities, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Essex Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Essex Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) (exemption provisions) and (2) Essex Securities, LLC stated that Essex Securities, LLC met the identified exemption provisions throughout the most recent year ended December 31, 2020, without exception. Essex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

Cree Alessandri & Strauss CPAs LLC
March 17, 2021

12

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

Essex Securities LLC
Exemption Report
December 31, 2020

Essex Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal without exception.

Essex Securities LLC

I, Prakash Gupta, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: PRAKASH GUPTA

Title: CEO